

Report of Independent Registered Public Accounting Firm and
Statements of Financial Condition for

D.A. Davidson & Co.

September 30, 2025 and 2024



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of D.A. Davidson & Co.
Great Falls, Montana

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (the "Company") as of September 30, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Company's auditor since 2016.

New York, New York
November 25, 2025

D.A. DAVIDSON & CO.

Statements of Financial Condition

As of September 30, 2025 and 2024

Amounts in thousands, except per share amounts

	2025	2024
ASSETS		
Cash and cash equivalents	$ 115,243	$ 166,410
Securities segregated under federal and other regulations	4,861	4,905
Receivables from:		
Clients	126,617	106,233
Broker-dealers and clearing organizations	74,703	45,915
Other	20,343	18,438
Securities owned:		
Trading – at fair value	172,285	189,118
Securities purchased under agreements to resell	36,434	33,634
Notes receivable, net	78,563	85,918
Fixed assets, net	20,905	19,690
Right-of-use assets	53,101	48,643
Deferred income taxes, net	24,756	22,919
Goodwill	9,962	9,962
Intangible assets, net	1,224	2,128
Other assets	20,735	15,288
Total assets	$ 759,732	$ 769,201
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Drafts payable	$ 3,195	$ 3,577
Payables to clients	147,258	156,745
Payables to broker-dealers and clearing organizations	28,781	44,639
Accrued compensation	89,858	95,659
Lease liabilities	57,284	53,544
Securities sold, but not yet purchased – at fair value	30,898	34,905
Accounts payable and accrued liabilities	31,866	31,398
Total liabilities	$ 389,140	$ 420,467
Commitments and contingencies	—	—
SHAREHOLDER'S EQUITY:		
Common stock ($0.10 par value. Authorized 3,000 shares; 1 share issued and outstanding)	—	—
Additional paid-in capital	266,800	242,379
Retained earnings	103,792	106,355
Total shareholder's equity	$ 370,592	$ 348,734
Total liabilities and shareholder's equity	$ 759,732	$ 769,201

See accompanying notes to the statement of financial condition.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(1)   Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a broker-dealer, investment adviser, and municipal advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Montana corporation that is a wholly-owned subsidiary of D.A. Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and municipal advisory and underwriting. The Company's activities as a registered investment adviser comprise both discretionary and non-discretionary investment advisory services. These services are provided to its customers throughout the United States.

The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification* (the Codification or ASC).

(a)   Recent Accounting Pronouncements

In October 2023, the FASB issued Accounting Standards Update (ASU) 2023-06, *Disclosure Improvements*, in response to the SEC's disclosure update and simplification initiative. ASU 2023-06 incorporates into the Codification several disclosures and presentation requirements. The guidance is applicable starting with the Company's fiscal year beginning October 1, 2024, and applies retrospectively to all prior periods presented. There was no impact to the Company's financial condition upon issuance of this accounting standard update.

The Company did not adopt any other new accounting pronouncements that had a material impact to the Company's financial condition as of and for the year ended September 30, 2025 or 2024.

The FASB has issued ASUs that will be effective for future fiscal years, including ASU 2023-09, *Income Tax Disclosures*, which will be effective for the Company's fiscal year ended September 30, 2026, and ASU 2025-05, *Financial Instruments – Credit Losses (Topic 326)*, which will be effective for the Company's fiscal year ended September 30, 2027. While early adoption is permitted, the Company is continuing to assess the impact of adopting the new pronouncements for future reporting periods.

(b)   Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Accordingly, actual results could differ from those estimates.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(1)   Summary of Significant Accounting Policies (Continued)

(c)   Cash Equivalents

Cash equivalents consist of money market funds which invest in United States (U.S.) Treasury bills, notes and commercial paper with original maturities of 90 days or less, and amounted to $79,875 and $137,070 at September 30, 2025 and 2024, respectively. The money market funds are classified as Level 1 assets in the fair value hierarchy. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit.

(d)   Securities Segregated Under Federal and Other Regulations

Securities segregated under federal regulations represents qualified securities segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, of the Securities Exchange Act of 1934.

(e)   Receivables from and Payables to Clients

Accounts receivable from and payable to clients are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables. See Note 1(j) for the Company's current expected credit losses accounting policy related to receivables from clients.

(f)   Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement

Securities at September 30, 2025 and 2024 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value on a trade date basis.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(f) *Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement (Continued)*

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities, mutual funds, and U.S. Treasury securities.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal bonds, government agency mortgage-backed bonds, and other U.S. government obligations.

- Level 3 securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations.

See Note 4 for further information regarding Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement.

(g) *Securities Purchased Under Agreements to Resell*

Securities purchased under agreements to resell are financing transactions collateralized by negotiable securities and are carried at contractual amounts plus accrued interest. The Company's policy is to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Company monitors daily the market value of the securities acquired as compared to the amounts due and may require counterparties to deposit additional collateral, or may return collateral to counterparties, when necessary. See Note 1(j) for the Company's current expected credit losses accounting policy related to securities purchased under agreements to resell.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(1)   Summary of Significant Accounting Policies (Continued)

(h)   Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed are presented in receivables from broker-dealers and clearing organizations and securities loaned are presented in payables to broker-dealers and clearing organizations. As of September 30, 2025 and 2024, the Company did not have any securities borrowed or securities loaned. See Note 1(j) for the Company's current expected credit losses accounting policy related to receivables from broker-dealers and clearing organizations.

(i)   Notes Receivable

Notes receivable consist of loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of two to nine years. Repayment is generally made with the employees' bonus compensation. See Note 1(j) for the Company's current expected credit losses accounting policy related to notes receivable.

(j)   Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326-20, *Financial Instruments – Credit Losses* (ASC 326-20). ASC 326-20 requires the Company to apply the current expected credit loss (CECL) model to determine the estimated expected credit losses over the life of its financial assets and certain off-balance sheet exposures based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.

Under ASC 326, a practical expedient may be elected for contracts when the counterparty is contractually obligated to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects such replenishment to continue. The Company elects to use the practical expedient when eligible.

Receivables from clients. The Company's receivables from clients include margin loans and accrued interest on these loans. Margin loans represent credit extended to clients to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in client accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(j)   *Current Expected Credit Losses (CECL) (Continued)*

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. The Company has no allowance for credit losses on receivables from clients as of September 30, 2025 and 2024.

Receivables from broker-dealers and clearing organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company has no allowance for credit losses on receivables from broker-dealers and clearing organizations as of September 30, 2025 and 2024.

Receivables from Other. The Company's receivables from other primarily include receivables from contracts with customers, receivables from related parties and interest receivables on financial instruments. The Company has receivables that represent the right to consideration in exchange for services the Company has transferred to a client. These are made up of receivables earned through the Company's various revenue streams that are generally short term in nature. The Company continually reviews the credit quality of its counterparties. The Company has no allowance for credit losses on receivables from other as of September 30, 2025 and 2024.

Securities purchased under agreements to resell. Securities purchased under agreements to resell are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations timely. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities purchased under agreements to resell. The Company has established policies and procedures for mitigating credit risk including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk by daily monitoring of securities posted as collateral and requiring additional collateral to be deposited. The Company has no allowance for credit losses on securities purchased under agreements to resell as of September 30, 2025 and 2024.

Notes receivable. The Company's notes receivable consist of loans to Company employees granted to employees primarily for recruiting. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(j)   ***Current Expected Credit Losses (CECL) (Continued)***

These loans amortize over a contractual service period of two to nine years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan generally becomes due in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan would be placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect payments of principal and interest when due according to the contractual terms of the underlying loan agreement. The amortized cost basis of these loans would be written-off against the allowance for credit losses when management deems the amount to be uncollectible. The Company's allowance for credit losses on notes receivable totaled $1,478 at September 30, 2025 and $1,721 at September 30, 2024.

(k)   ***Fixed Assets***

Fixed assets include furniture, equipment and leasehold improvements that are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from two to 10 years.

(l)   ***Right-of-Use Assets and Lease Liabilities***

The Company conducts its operations from leased office facilities and also enters into leases in the normal course of business for certain office and technology equipment. In accordance with ASC 842, *Leases*, the Company recognizes a right-of-use (ROU) asset and a corresponding lease liability on its statement of financial condition for its lease arrangements. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate. See Note 6 for further information regarding the Company's leases accounted for under ASC 842.

(m)   ***Income Taxes***

The Company is included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. Federal income taxes are calculated as if the subsidiary companies filed on a separate return basis.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(m) *Income Taxes (Continued)*

When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. There were no ongoing state tax examinations as of September 30, 2025 or September 30, 2024. The Company is generally no longer subject to U.S. federal or state income tax examination by tax authorities for fiscal years prior to 2022. As of September 30, 2025 and 2024, the Company has not made any material accruals for uncertain tax positions.

(n) *Goodwill and Intangible Assets*

Goodwill represents the excess of consideration paid over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values.

(o) *Drafts Payable*

Drafts payable represent amounts drawn by the Company against banks and sight overdrafts under sweep agreements with banks.

(p) *Stock-Based Compensation*

The Parent's stock incentive plan provides for the granting of Parent common stock-based awards to officers, key employees and directors of the Company. The Parent provides stock-based awards as part of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements.

(q) *Long-Lived Assets*

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

As of September 30, 2025 and 2024, there were no long-lived assets that were considered impaired.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(1) Summary of Significant Accounting Policies (Continued)

(r) Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would affect the amounts reported in the statements of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

(s) Reclassifications

Certain reclassifications have been made to the prior year financial statements and disclosures to provide a presentation consistent with the current year. The reclassifications did not impact prior year financial condition.

(2) Net Capital Requirements

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under Rule 15c3-3.

At September 30, 2025, the Company's net capital of $181,998 was 110.07% of aggregate debit items and net capital exceeded the required capital of $3,307 by $178,691. At September 30, 2024, the Company's net capital of $152,914 was 118.52% of aggregate debit items and net capital exceeded the required capital of $2,580 by $150,334.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(3) **Receivables from and Payables to Broker-Dealers and Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations consist of the following:

	Receivable		Payable	
September 30, 2025:				
Securities failed-to-deliver/receive	$	583	$	21,014
Broker Omnibus		40,837		—
Unsettled proprietary trades		7,765		—
Clearing organization deposits		21,554		—
Other		3,964		7,767
	$	74,703	$	28,781
September 30, 2024:				
Securities failed-to-deliver/receive	$	2,278	$	14,784
Broker Omnibus		28,000		—
Unsettled proprietary trades		—		25,575
Clearing organization deposits		12,852		—
Other		2,785		4,280
	$	45,915	$	44,639

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(4)   Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1(f) for a discussion of the Company's fair value measurement accounting policies. The Company's investments in limited partnerships are valued at net asset value as a practical expedient.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2025 and 2024:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2025:				
Securities segregated under federal and other regulations:				
Debt securities issued by the U.S. Treasury and segregated under Rule 15c3-3	$ 4,861	$ —	$ —	$ 4,861
Securities owned:				
Equity securities	$ 3,663	$ —	$ —	$ 3,663
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	2,521	38,078	—	40,599
Debt securities issued by states of the U.S. and political subdivisions of the states	—	70,808	488	71,296
Corporate debt securities	—	47,824	—	47,824
Certificates of deposit	—	8,859	—	8,859
	$ 6,184	$ 165,569	$ 488	172,241
Limited partnerships				44
Total securities owned				$ 172,285
Securities sold, but not yet purchased:				
Equity securities	$ 6	$ —	$ —	$ 6
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	27,925	—	—	27,925
Corporate debt securities	—	2,967	—	2,967
Total securities sold, but not yet purchased	$ 27,931	$ 2,967	$ —	$ 30,898

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(4)   Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement (Continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2024:				
Securities segregated under federal and other regulations:				
Debt securities issued by the U.S. Treasury and segregated under Rule 15c3-3	$ 4,905	$ —	$ —	$ 4,905
Securities owned:				
Equity securities	$ 4,997	$ —	$ —	$ 4,997
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	32,916	—	32,916
Debt securities issued by states of the U.S. and political subdivisions of the states	—	63,444	168	63,612
Corporate debt securities	—	47,959	—	47,959
Certificates of deposit	—	39,561	—	39,561
	$ 4,997	$ 183,880	$ 168	189,045
Limited partnerships				73
Total securities owned				$ 189,118
Securities sold, but not yet purchased:				
Equity securities	$ 8	$ —	$ —	$ 8
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	34,142	596	—	34,738
Certificates of deposit	—	159	—	159
Total securities sold, but not yet purchased	$ 34,150	$ 755	$ —	$ 34,905

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(4)   Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement (Continued)

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments categorized as Level 3 in the fair value hierarchy as of September 30, 2025 and 2024:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values
2025				
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 488	Discounted cash flow approach	Repayment terms Discount rates	1-15 years 8.00%
2024				
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 168	Discounted cash flow approach	Repayment terms Discount rates	1-16 years 9.00%

(5)   Fixed Assets

Fixed assets, net of accumulated depreciation as of September 30, 2025 and 2024 consist of the following:

	2025	2024
Furniture and equipment	$ 21,667	$ 22,730
Leasehold improvements	23,044	21,162
Computer hardware	10,378	9,004
Software	3,653	3,193
Construction in progress	389	1,071
Total fixed assets	$ 59,131	$ 57,160
Less: Accumulated depreciation	(38,226)	(37,470)
	$ 20,905	$ 19,690

(6)   Leases

Lessee Arrangements

The Company enters into real estate lease arrangements for all of its office spaces. Additionally, the Company enters into equipment lease arrangements for copiers and postage machines. The Company's leases have remaining terms ranging from one to 10 years. The Company's leases do not include residual value guarantees or covenants.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(6)   Leases (Continued)

The Company recognizes a ROU asset and a lease liability on its statement of financial condition for its lease arrangements. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company estimates its incremental borrowing rate based on the terms of each lease as well as the interest rate environment at lease commencement date or lease remeasurement date. The incremental borrowing rate has also been adjusted to reflect a secured rate.

The Company has elected the practical expedient, where leases with an initial term of 12 months or less (short-term leases) are not recorded as an ROU asset or lease liability on the Company's statement of financial condition. The lease terms include any non-cancellable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that those options will be exercised. The Company has also elected the practical expedient to carry over historical lease determination and lease classification conclusions.

In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component.

As of September 30, 2025 and 2024, ROU assets and lease liabilities by lease type are as follows:

	2025	2024
Right-of-use assets		
Operating leases	$ 51,849	$ 47,595
Finance leases	1,252	1,048
Total right-of-use assets	$ 53,101	$ 48,643
Lease liabilities		
Operating leases	$ 55,966	$ 52,454
Finance leases	1,318	1,089
Total lease liabilities	$ 57,284	$ 53,544

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(6)   Leases (Continued)

Lease Liabilities

Future undiscounted lease payments for operating and finance leases with initial terms of one year or more as of September 30, 2025 are as follows:

		Operating Leases		Finance Leases
2026	$	14,598		553
2027		13,525		418
2028		10,461		256
2029		9,103		185
2030		7,555		90
Thereafter		14,556		—
Total lease payments	$	69,798	$	1,502
Less: Interest		(13,832)		(184)
Present value of lease liabilities	$	55,966	$	1,318

The Company has an operating lease with a related party. Refer to Note 12 for additional information on the related party lease arrangement.

Supplemental Lease Information

	2025	2024
Operating lease weighted average remaining lease term (years)	5.5	5.8
Operating lease weighted average discount rate	7.7%	7.1%
Finance lease weighted average remaining lease term (years)	3.3	2.9
Finance lease weighted average discount rate	8.1%	7.4%

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(7) **Income Taxes**

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

	2025	2024
Deferred tax assets:		
Compensation and benefits	$ 24,574	$ 22,869
Lease liabilities	14,457	13,544
Accrued expenses and reserves	1,161	985
Business acquisitions	203	254
Intangible assets	-	90
Other	954	621
Deferred income tax assets, before valuation allowance	41,349	38,363
Valuation allowances	(711)	(429)
Total deferred income tax assets, net of valuation allowance	$ 40,638	$ 37,934
Deferred tax liabilities:		
Right-of-use assets	(13,401)	(12,305)
Fixed assets, net	(2,233)	(2,547)
Prepaid expenses	(169)	(163)
Intangible assets	(79)	-
Total deferred income tax liabilities	$ (15,882)	$ (15,015)
Deferred income taxes, net	$ 24,756	$ 22,919

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2025 and 2024, management has established valuation allowances for foreign tax credit carryforwards that are not more likely than not to be realized. As of September 30, 2025 and 2024, the Company has a deferred tax asset associated with foreign tax carryforwards of $711 and $429, respectively. If not used, the foreign tax carryforwards will begin to expire September 30, 2032.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(8)   Goodwill and Intangible Assets

As of September 30, 2025 and 2024, the balance of goodwill was $9,962. The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2025 and 2024.

In connection with the April 2016 SMITH HAYES Companies (SH) acquisition, the Company recorded an intangible asset of $6,289 identifiable with the SH customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the SH customer accounts over the 10 year period.

In connection with the April 2019 Wells Nelson & Associates, L.L.C. (WN) acquisition, the Company recorded an intangible asset of $2,008 identifiable with the WN customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the WN customer accounts over the 10 year period.

In connection with the April 2019 Gode Conway acquisition, the Company recorded an intangible asset of $641 identifiable with the Gode Conway customer base, which is being amortized over the estimated useful life of nine years. The value of the intangible asset is based on the present value of estimated net cash flows from the Gode Conway customer accounts over the nine year period.

The balance of these intangible assets was $1,224 and $2,128, net of accumulated amortization of $11,475 and $10,571 as of September 30, 2025 and 2024, respectively.

(9)   Loans Payable to Banks

As of September 30, 2025, the Company had two lines of credit secured by certain Company or customer margin assets. These revolving lines of credit are payable on demand and bear interest at rates that vary with the Effective Federal Funds Rates. One of the lines is for $150,000 and has a maturity date of December 15, 2025. The second line of credit does not specify a maturity date or the amount of credit available. The Company did not have any outstanding borrowings under the lines of credit at September 30, 2025 and 2024.

As of September 30, 2025 the Company had a letter of credit totaling $1,161 for lease security deposits for certain office locations. Landlords for the properties are deemed the beneficiaries, with commitment periods and maturity dates varying by location. The outstanding balance on this letter of credit was $1,161 and $567 as of September 30, 2025 and 2024.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(10) Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan (ESOP). Each plan is a defined contribution plan covering all employees who have completed six months of service. Participants become 100% vested in the employer contribution account after six years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the ESOP consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage of compensation up to limits established by the plan.

(11) Stock-Based Compensation

The Company provides stock-based awards and restricted stock grants as a result of compensation agreements with certain employees which provide for the issuance of its Parent's stock in future years upon satisfaction of vesting requirements.

As of September 30, 2025, there were 990 outstanding stock-based awards with a weighted average exercise price of $72.09. As of September 30, 2024, there were 971 outstanding stock-based awards with a weighted average exercise price of $64.45.

The Company also has employee stock purchase plans, which allow employees to purchase stock of the Parent subject to certain limits specified by the plans.

(12) Related Party Transactions

The Parent wholly owns the Company and the Company's three sister corporations: Davidson Investment Advisors, Inc., D.A. Davidson Trust Company, and D.A. Davidson Trust Services, Inc. (DTS). DTS was formed during the fiscal year ended September 30, 2025. Related parties consist of significant shareholders, directors, principal officers, the Parent's retirement savings and profit sharing plan, and the ESOP. Included in accrued compensation at September 30, 2025 and 2024, was $12,757 and $10,929 respectively, related to retirement savings and profit sharing plan contributions.

Included in receivables from other and accounts payable and accrued liabilities are related parties receivables and payables for account balances of directors and principal officers. Also included as related parties receivables and payables are funds the Company advances to and receives from the Parent and sister corporations in the normal course of business. These receivables and payables bear interest based on the prime rates and consisted of $560 and $613 of receivables and $14,325 and $9,270 of payables at September 30, 2025 and 2024, respectively.

The Parent has a revolving line of credit and has pledged two-thirds of the Company's outstanding common stock in connection with its line of credit.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(12) Related Party Transactions (Continued)

The Parent leases its Great Falls, Montana office space from a limited liability company whose members include a director of the Parent. The following is a schedule by fiscal year of future non-cancelable, minimum lease payments required under the related party lease as of September 30, 2025:

2026	$	1,041
2027		1,152
2028		1,170
Total lease payments	$	3,363
Less: Interest		(389)
Present value of related party lease	$	2,974

(13) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2025, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

D.A. DAVIDSON & CO.

Notes to Statement of Financial Condition
September 30, 2025 and 2024
Amounts in thousands, except per share amounts

(14) Commitments and Contingencies

Marlin & Associates Holding LLC (MA) revenue exceeded $30,000 as of the third anniversary of the acquisition date, which was August 31, 2024. Therefore, an earnout payment was made to the MA sellers and key employees during the fiscal year ended September 30, 2025. This additional payment was accrued as a liability. The associated liability included within accounts payable and accrued liabilities for the year ended September 30, 2024 was $3,647.

The Company has a partially self-insured plan for eligible employee medical and dental expenses. The Company maintains stop loss insurance for individual claims in excess of $225 and $205 for the 2025 and 2024 calendar years respectively, and for aggregate claims in excess of $16,457 and $15,315 at September 30, 2025 and 2024, respectively.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company is or may be subject to regulatory proceedings, including examinations, arising in connection with the conduct of its operations. These matters could result in censures, fines, or other sanctions. The Company is currently subject to regulatory proceedings. The Company, after consultation with legal counsel, would vigorously defend itself in the event of any action stemming from such proceedings. Given the inherent difficulty of predicting the outcome of regulatory proceedings, particularly in cases or proceedings in which substantial or indeterminate damages or fines may be sought, the Company cannot estimate losses or ranges of losses because of the outcome of these proceedings. Matters arising from regulatory proceedings could have a material adverse effect on the Company's financial condition.